AM
4/12/2002

02022865

JC 4/10

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECEIVED APR 0 8 2002

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
~~8-43070~~ 8-37169

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2001** (MM/DD/YY) AND ENDING **December 31, 2001** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

FIA Capital Group, Inc.

(Filed as Confidential Information)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

119 Littleton Road
(No. and Street)

Parsippany	**New Jersey**	**7054**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Teevan **(973) 402-1200**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name - if individual, state last, first, middle name)

1345 Avenue of the Americas	**New York**	**New York**	**10105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 1 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3

FIA Capital Group, Inc.

FIA

119 Littleton Road
Parsippany, NJ 07054
973-402-2700
1-800-875-0086
Fax: 973-402-6524
www.fiacapital.com

State of New Jersey }
} SS
County of Morris }

OATH OR AFFIRMATION

I, John P. Teevan, Jr., swear that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of FIA Capital Group, Inc. as of December 31, 2001 are true and correct. If further swear that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

John P. Teevan, Jr.
Secretary/Treasurer
March 28, 2002

Notary Public of New Jersey

FRANCES A. FRAZZANO
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires May 10, 2002

ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of
FIA Capital Group, Inc.:

We have audited the accompanying statement of financial condition of FIA Capital Group, Inc. (a New Jersey corporation and majority-owned subsidiary of ABSCO Ltd. Corp.) as of December 31, 2001, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FIA Capital Group, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 and Note 5 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Roseland, New Jersey
March 28, 2002

FIA CAPITAL GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH	$ 59,223
SECURITIES OWNED, at market value:	
Equities	350
State and municipal obligations	371,182
DEPOSITS WITH CLEARING BROKER	100,000
FURNITURE AND EQUIPMENT, at cost, less accumulated depreciation of $263,205	74,320
OFFICER AND DIRECTOR LOANS	33,400
RECEIVABLE FROM PARENT	33,490
OTHER ASSETS	51,041
Total assets	$ 723,006

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Securities sold, but not yet purchased, at market value (primarily equities)	$ 934
Payable to clearing broker	330,123
Accrued liabilities	98,265
Total liabilities	429,322
STOCKHOLDERS' EQUITY:	
Common stock, Class A voting, no par value, 100 shares authorized and issued, 100 shares outstanding	1,000
Common stock, Class B nonvoting, no par value, 900 shares authorized, none issued or outstanding	-
Additional paid-in capital	789,999
Accumulated deficit	(497,315)
Total stockholders' equity	293,684
Total liabilities and stockholders' equity	$ 723,006

The accompanying notes are an integral part of this statement.